SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK (SERIES 2005)

(Title of Class of Securities)

165167867

165167859

(CUSIP Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

713-221-1327

713-221-2113 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 23, 2007, as amended by Amendment No. 1 to Tender Offer Statement on Schedule TO filed on November 9, 2007 (as amended, the “Schedule TO”) and relates to an offer by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 3.50 shares plus (ii) a number of shares of common stock equal to $27.60 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted share of the Company’s 5.00% Cumulative Convertible Preferred Stock (Series 2005), on the terms and subject to the conditions described in the Offer to Exchange, dated October 23, 2007 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Offer to Exchange and the accompanying Letter of Transmittal were previously filed as Exhibit (a)(1) to the Schedule TO. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

As contemplated by the Offer to Exchange, immediately after 5:00 p.m., New York City time, on November 16, 2007, the Weighted Average Price of the Company’s common stock was calculated to be $39.5760 and the Exchange Ratio was fixed at 4.1974 shares of common stock for each share of preferred stock tendered and accepted by the Company in the Exchange Offer. The Weighted Average Price and Exchange Ratio were announced in a press release on November 19, 2007, which is attached hereto as Exhibit (a)(3).

The Schedule TO was filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, and this Amendment No. 2 to Schedule TO is being filed to amend the Schedule TO to include therein the Weighted Average Price and Exchange Ratio and to file a copy of the press release dated November 19, 2007.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet

Item 1 of Schedule TO, which incorporates by reference information contained in the Offer to Exchange, is hereby amended as follows:

The section entitled “Questions and Answers About the Exchange Offer” beginning on page 1 of the Offer to Exchange is hereby amended and supplemented by adding the following text at the end of such section:

What Exchange Ratio has been calculated based on the formula set forth in the Offer to Exchange?

Based on the formula set forth in the Offer to Exchange, the Exchange Ratio has been fixed at 4.1974 shares of common stock for each share of Preferred Stock tendered and accepted in the exchange offer.

Item 4. Terms of the Transaction

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

On November 19, 2007, Chesapeake Energy Corporation announced that the Exchange Ratio, calculated on the basis of the formula set forth in the offer to exchange, was fixed at 4.1974 shares of common stock for each share of Preferred Stock tendered and accepted in the exchange offer. The full text of Chesapeake’s press release, relating to the calculation and announcement of the Exchange Ratio, is filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(3) Press Release of Chesapeake Energy Corporation, dated November 19, 2007, announcing the exchange ratio.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

CHESAPEAKE ENERGY CORPORATION

By:	/S/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby Senior Vice President, Treasurer and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
*(a)(1)	Offer to Exchange, dated October 23, 2007, and related Letter of Transmittal.

*(a)(2)	Press Release, dated October 23, 2007.

(a)(3)	Press Release, dated November 19, 2007.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed on October 23, 2007.